UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SAFENET, INC.
(Exact name of Registrant as specified in its charter)

Delaware	52-1287752
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

4690 Millennium Drive
Belcamp, Maryland 21017
(Address of principal executive offices and zip code)

(443) 327-1200
(Registrant’s telephone number, including area code)

SafeNet, Inc.
4690 Millennium Drive
Belcamp, Maryland 21017

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 27, 2007 in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of SafeNet, Inc. (“SafeNet” or the “Company”) filed on March 12, 2007, as amended. You are receiving this Information Statement in connection with the possible election of persons designated by Vector Stealth Holdings II, L.L.C. (“Parent”) to a majority of the seats on the Board of Directors of the Company (the “Board”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Agreement and Plan of Merger, by and among Parent, Stealth Acquisition Corp. (the “Offeror”) and the Company, dated as of March 5, 2007 (the “Merger Agreement”).

The Offeror is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $28.75 per share, net to the sellers in cash without interest (the “Offer”), on terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated March 12, 2007, and the related letter of transmittal (the “Offer Documents”). The Offer is scheduled to expire at midnight New York City time on Friday, April 6, 2007, unless extended in accordance with the terms of the Merger Agreement, and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The Offer Documents were filed by the Offeror as exhibits to their Schedule TO with the SEC on March 12, 2007, and have been sent to the Company’s stockholders.

Pursuant to the Merger Agreement, at the expiration of the Offer, upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, it is contemplated that the Offeror will purchase all of the common stock validly tendered pursuant to the tender offer and not withdrawn. Following the consummation of the tender offer and subject to the other conditions contained in the Merger Agreement, including, if required by Delaware law, obtaining the necessary vote of the Company’s stockholders in favor of the Merger Agreement, the parties will complete a second-step merger (the “Merger”) in which all remaining outstanding shares of common stock will be cancelled and converted into the right to receive $28.75 per share, without interest, or such higher amount as may be paid in the tender offer.

Unless otherwise required by the context, the words “we” and “our” refer to the Company. Information contained in this Information Statement concerning the Offeror and its affiliates has been furnished to the Company by Parent and the Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

SAFENET STOCK OWNERSHIP

Parent and the Offeror have advised the Company that, to the best of Parent and the Offeror’s knowledge, none of Parent’s nominees or their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, except that Parent and the Offeror hold an option to purchase shares of common stock of the Company pursuant to the “Top-Up Option” provided for in the Merger Agreement (and described in the Schedule 14D-9).

Stock Owned by Management

The following table shows the beneficial ownership of shares of our common stock as of March 7, 2007 by:

•	each of our directors;

•	each of our named executive officers; and

•	our current directors and executive officers as a group.

For the purposes of the table, all securities that are beneficially owned by each of the persons named below and that are exercisable, convertible or exchangeable for our common stock, such as stock options, within 60 days of March 7, 2007 are included. As of March 7, 2007, we had 21,072,626 shares of common stock outstanding. The beneficial ownership information contained in the table for named executive officers whose employment has terminated is based on the most recent information available to the Company at the time of termination of their employment.

	Number of Shares of	Percent of Shares
Directors and Named Executive Officers	Common Stock	of Common Stock(1)

Anthony A. Caputo(2)(4)	1,011,200	4.8
Walter W. Straub(2)	572,279	2.7
Bruce R. Thaw(2)	301,000	1.4
Carole D. Argo(2)(5)	226,025	1.1
Shelley A. Harrison(2)	191,667	*(3)
Kenneth A. Mueller(2)(6)	137,500	*(3)
Chris S. Fedde(2)	110,583	*(3)
Ira A. Hunt, Jr.(2)	109,000	*(3)
Thomas A. Brooks(2)	71,800	*(3)
Arthur L. Money(2)	71,220	*(3)
Andrew E. Clark(2)	70,000	*(3)
Phil Saunders(2)	52,147	*(3)
J. Carter Beese, Jr.(2)	35,000	*(3)
Prakash Panjwani(2)	28,875	*(3)
Steve Lesem(2)	25,000	*(3)
John Frederick	0	0
All Current Executive Officers and Directors as a Group (14 persons)(2)	1,638,186	7.8

*	Less than 1%.

(1)	The Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner’s percentage ownership is determined by assuming that options held by such person (but not those held by any other person), and which are exercisable within 60 days, have been exercised.

(2)	Includes shares issuable pursuant to outstanding stock options that may be exercised within 60 days from the date hereof as follows: 491,600 shares for Mr. Caputo; 293,331 shares for Mr. Straub; 81,000 shares for Mr. Thaw; 205,500 shares for Ms. Argo; 191,667 shares for Mr. Harrison; 137,500 shares for Mr. Mueller; 109,250 shares for Mr. Fedde; 100,000 shares for Mr. Hunt; 69,400 shares for Mr. Brooks; 71,220 shares for Mr. Money; 70,000 shares for Mr. Clark; 50,875 shares for Mr. Saunders; 20,000 shares for Mr. Beese; 28,875 shares for Mr. Panjwani; 25,000 shares for Mr. Lesem and 1,108,713 shares for all current executive officers and directors as a group.

(3)	Represents less than 1% of the outstanding shares of common stock.

(4)	Effective December 31, 2006, Mr. Caputo terminated his employment with the Company.

(5)	Effective December 31, 2006, Ms. Argo terminated her employment with the Company.

(6)	Effective April 6, 2006, Mr. Mueller terminated his employment with the Company.

The Company has adopted a policy limiting each director and each executive officer to selling no more than 50% of such director’s or officer’s total holdings of Company stock and vested options during any year. Certain exceptions are available, including exceptions related to hardship and expiring options. Holdings are calculated as of the most recent annual meeting of stockholders.

Security Ownership of Certain Beneficial Owners

The following table shows the beneficial ownership of shares of our common stock as of the dates listed in the corresponding footnotes by each person known by us to be the beneficial owner of more than five percent of the outstanding shares of the Company’s common stock.

	Number of Shares
Name and Address of 5% Owners	Beneficially Owned(1)	Percent(1)

Dimensional Fund Advisors LP(2)
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401	2,187,952	7.9
Lazard Asset Management(3)
30 Rockefeller Plaza, 59th Floor
New York, NY 10112-5900	1,565,422	6.0

(1)	The Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)	Information is based on a Schedule 13G filed with the SEC on February 9, 2007.

(3)	Information is based on a Schedule 13G filed with the SEC on February 8, 2007.

BOARD OF DIRECTORS

General

The common stock is the only class of voting stock of the Company outstanding, and the holders of the common stock are entitled to one vote per share. As of March 7, 2007, there were 21,072,626 shares of common stock issued and outstanding. The Board currently consists of eight members, and there is currently one vacancy. The term for each director is one year. The size and composition of the Board are subject to certain contractual commitments set forth in the Merger Agreement and described below.

Right to Designate Directors

The Merger Agreement provides that, subject to compliance with applicable laws, effective upon the acceptance for payment by Parent or the Offeror for all shares of the Company’s common stock tendered pursuant to the tender offer which represent at least a majority of the shares outstanding, and from time to time thereafter as shares are acquired by Parent or the Offeror, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board multiplied by the percentage of the Company’s common stock owned by Parent and its affiliates, and that the Company shall take all reasonable action necessary to enable Parent’s designees to be so elected. The Merger Agreement provides, however, that prior to the completion of the Merger, the Board shall always have at least two members who were members of the Board on the date of the Merger Agreement and who are not officers of the Company nor designees, stockholders, affiliates or associates of Parent (one more such directors, the “Independent Directors”).

Following the election or appointment of Parent’s designees and prior to the completion of the Merger, any amendment or termination of the Merger Agreement by the Company, any exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement, any extension by the Company of the time for the performance of Parent’s or the Offeror’s obligations under the Merger Agreement or the taking of any other action by the Company in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement required to be taken by the Board will require the affirmative vote of a majority of the Independent Directors. The Independent Directors shall have the authority to retain counsel (which may include current counsel to the Company) at the reasonable expense of the Company as determined to be appropriate by the Independent Directors and shall have the authority, after the acceptance for payment of the shares by the Offeror, to institute any action on behalf of the Company to enforce the performance of the Merger Agreement.

INFORMATION CONCERNING PARENT’S NOMINEES TO THE BOARD

Parent has informed the Company that promptly following its payment for shares of common stock pursuant to the tender offer, Parent will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. Parent has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years. Parent has advised the Company that each of the persons who may be designated by Parent to act as a director of the Company has consented to so act if designated by Parent as a director of the Company. The business address of each person is 456 Montgomery Street, 19th Floor, San Francisco, California 94104 and their telephone number at that address is (415) 293-5000.

Name	Age	Present Principal Occupation and 5 Year Employment History

Alexander R. Slusky	39	Since its inception in 1997, Mr. Slusky has been the sole Director and President of Vector Capital, a Delaware corporation, which is principally engaged in the business of managing a portfolio of funds. Since August 2003, Mr. Slusky has served on the board of directors of Corel Corporation.
Christopher G. Nicholson	37	Since November 2003, Mr. Nicholson has been a Partner of Vector Capital. From January 1999 to October 2003, Mr. Nicholson was a Principal of Vector Capital.
Amish Mehta	33	Since December 2004, Mr. Mehta has been a Partner of Vector Capital. From August 2002 to November 2004, Mr. Mehta was a Principal of Vector Capital. Since January 2006, Mr. Mehta has served on the board of directors of Corel Corporation.
David Fishman	36	Since August 2006, Mr. Fishman has been a Principal of Vector Capital. Prior to joining Vector Capital, Mr. Fishman was a Managing Director at Goldman Sachs from 2005 to 2006 and a vice president at Goldman Sachs from 2001 to 2005.

Parent has advised the Company that, to the best of its knowledge, none of Parent’s designees to the Board has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (b) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (c) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (d) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. All of Parent’s designees are citizens of the United States and none is related to any other nominee or to any executive officer of the Company.

Parent has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has advised the Company that, to the best of its knowledge, none of its designees or any of his or her affiliates (a) has a familial relationship with any directors or executive officers of the Company or any of its subsidiaries or (b) has been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Parent’s designees will assume office as promptly as practicable following the purchase by Parent of shares of common stock of the Company pursuant to the tender offer, which cannot be earlier than midnight on April 6, 2007, and that, upon assuming office, Parent’s designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company will resign. To the extent the Board will consist of persons who are not nominees of Parent, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

The names of the current members of the Board and certain information about them are set forth below as of March 21, 2007:

		Director
Name	Age	Since

Walter W. Straub	63	2004
J. Carter Beese, Jr.	50	2006
Thomas A. Brooks	69	1998
Andrew E. Clark	44	2001
Shelley A. Harrison	64	1999
Ira A. Hunt, Jr.	82	1990
Arthur L. Money	67	2004
Bruce R. Thaw	54	1990

Set forth below is a brief description of the business experience of each of our directors:

Walter W. Straub was appointed by the Board of Directors as the Chairman and interim Chief Executive Officer of the Company in October 2006. Mr. Straub has served as a director of the Company since March 2004. He was Chief Executive Officer and President of Rainbow Technologies, Inc. from its inception in 1984 until March 2004, when Rainbow merged with SafeNet. Mr. Straub led Rainbow’s initial public offering in 1987 and secondary offering in 1991. Mr. Straub serves as a director of CAM Commerce Solutions, Inc. (NASDAQ: CADA), a provider of commerce solutions for traditional and web retailers. He received a bachelor’s degree in electrical engineering and a master’s degree in finance from Drexel University. He is a member of the Board of Trustees of Drexel University and serves on the Concordia University President’s Advisory Council. In 1993, Mr. Straub was named Orange County, CA Technology Entrepreneur of the Year.

J. Carter Beese, Jr. was elected by the Board of Directors as a director of the Company in June 2006. Mr. Beese currently serves as President of RCP Ventures Management, Inc., a venture capital management company, and a Senior Advisor to the Center for Strategic and International Studies (CSIS), a Washington-based think tank. From July 1998 to September 2005, Mr. Beese served as President of Riggs Capital Partners, a division of Riggs National Corp., which is a venture fund that manages in excess of $100 million. Preceding his appointment to Riggs, from September 1997 until July 1998, Mr. Beese was Vice Chairman of the Global Banking Group at Bankers Trust. Prior to the merger of Bankers Trust and Alex. Brown, from November 1994 until September 1997, Mr. Beese was Chairman of Alex. Brown International. He originally joined Alex. Brown in 1978 and became an officer in 1984 and a partner in 1987. Mr. Beese served as a Commissioner of the U.S. Securities and Exchange Commission from 1992 to 1994. He also serves as a Director of Nastech Pharmaceutical Company (NASDAQ: NSTK) and has been a Senior Advisor to Allied Capital Corporation and its M&A affiliate Legacy Partners. In November 2003, Mr. Beese was named by U.S. District Court Judge Rakoff and the U.S. Securities and Exchange Commission as the manager of the $250 million of MCI stock to be distributed to the victims of accounting fraud pursuant to the fair fund provision of the Sarbanes-Oxley Act of 2002. He also served as a member of President George W. Bush’s Information Technology Advisory Committee. Mr. Beese received a B.S. in Economics and a B.S. in Political Science from Rollins College, and has completed advanced studies at Johns Hopkins University and the U.S. Army War College.

Thomas A. Brooks has served as a director of the Company since July 1998. Mr. Brooks held various executive positions with AT&T from 1991 through 1999. Mr. Brooks served 32 years as a U.S. Navy Intelligence officer, retiring from active military service as a Rear Admiral and Director of Naval Intelligence in 1991. In 1995, President Clinton appointed Mr. Brooks as one of three members of the Security Policy Advisory Board, where he served through the end of the Clinton Administration. From 1995 to 1997, Mr. Brooks was a member of the Defense Policy Board. He also serves on advisory boards for the Defense Intelligence Agency and the Office of Naval Intelligence. From 1999 to 2000, he was a member of the Federal Government Joint Security Commission. Mr. Brooks is a graduate of Fordham University, with a Master’s degree from Fairleigh Dickenson University. He has done post-Master’s studies at George Washington University and the University of California and has published several articles on cryptography in various technical publications. He served on the Board of Directors of the Navy Mutual Aid Association from 1995 to 2004 and also serves on the Board of Directors of several Intelligence professional associations.

Andrew E. Clark has served as a director of the Company since 2001. He is Chairman and President of Wheatfield Ventures, LLC, a private equity firm concentrating on early stage investing within the technology sector. Mr. Clark sits on the Advisory Board of Spring Capital Partners, L.P., a small business investment company providing subordinated mezzanine debt financing in the Mid-Atlantic region, and is also a member of the board of directors of Howard Bancorp. From October 1997 through December 2000, Mr. Clark held various executive positions with Verio, Inc., including President of the eBusiness/Custom Web Development and East Regional business units. Mr. Clark began his career as a professional at KPMG Peat Marwick. He received his B.S. degree in Accounting from Washington and Lee University and is a Certified Public Accountant in the State of Maryland.

Shelley A. Harrison has served a director of the Company since 1999. Since May 1, 2003 he has served as a part-time employee of the Company providing services as advisor to the CEO on corporate development and mergers and acquisitions. Mr. Harrison served as Chairman of SPACEHAB Inc. (NASDAQ: SPAB) from August 1993 until December 2006, and served as Chief Executive Officer from April 1996 to March 2003. Mr. Harrison co-founded and served as Chairman and Chief Executive Officer of Symbol Technologies Inc. (NYSE: SBL) from 1973 to 1982. Mr. Harrison is a founder and Managing General Partner of PolyVentures I & II, high-technology venture capital funds organized in 1987 and 1991, respectively. Mr. Harrison was a Member of Technical Staff at Bell Telephone Laboratories and a Professor of Electrical Sciences at the State University of New York at Stony Brook. Mr. Harrison holds a Ph.D. and Master of Science degree in Electrophysics from Polytechnic University and a Bachelor’s Degree of Electrical Engineering from New York University. Mr. Harrison is also a member of the Board of NetManage, Inc. (NASDAQ: NETM), as well as several private technology companies.

Ira A. Hunt, Jr. has served as a director of the Company since December 1990. Mr. Hunt is a graduate of the U.S. Military Academy, West Point, New York. He served 33 years in various command and staff positions in the U.S. Army, retiring from active military service as a Major General in 1978. Subsequently, Mr. Hunt was President of Pacific Architects and Engineers in Los Angeles, California and a Vice President of Frank E. Basil, Inc. in Washington, D.C. He was a Freeman Fellow of the American Society of Civil Engineers. Mr. Hunt has a Master of Science degree in civil engineering from the Massachusetts Institute of Technology; a Master of Business Administration degree from the University of Detroit; a Doctor of the University degree from the University of Grenoble, France; and a Doctor of Business Administration degree from George Washington University. Mr. Hunt also serves on the Boards of Biometric Associates, Inc. and Gales Industries.

Arthur L. Money has served as a director of the Company since March 2004. He was a director of Rainbow Technologies, Inc. from September 2002 until the consummation of the merger of the Company and Rainbow in March 2004. He is currently president of ALM Consulting, specializing in command control and communications, intelligence, signal processing, and information processing. Mr. Money is also a director of the following publicly traded companies: Essex Corp. (NASDAQ: KEYW), Intevac Inc. (NASDAQ: IVAC), Terremark Worldwide Inc. (AMEX: TWW), and Intelli-Check Inc. (AMEX: IDN). From 1999 to 2001, Mr. Money was the assistant secretary of defense (C3I) and Department of Defense CIO. Prior to 1999, Mr. Money served as the assistant secretary of the Air Force for Research, Development, and Acquisition, and was vice president and deputy general manager of TRW. Mr. Money graduated from the University of Santa Clara and San Jose State University where he earned his MSME and BSME, respectively. He has received distinguished public service awards from the U.S. Department of Defense (Bronze Palm), the U.S. Air Force and the U.S. Navy.

Bruce R. Thaw has served as a director of the Company since December 1990. Since January 2000, Mr. Thaw has served as the President and Chief Executive Officer of Bulbtronics, Inc., a national distributor of technical and specialty light sources and related products to the medical, scientific, entertainment and industrial markets. Mr. Thaw is a practicing attorney and was admitted to the bar of the State of New York in 1978 and the California State Bar in 1983. From 1987 to 2000, Mr. Thaw served as general counsel to the Company. Mr. Thaw is also a director of Nastech Pharmaceutical Company, Inc. (NASDAQ: NSTK), a publicly-traded pharmaceutical company developing innovative products for multiple therapeutic areas, based on proprietary molecular biology-based drug delivery technologies. Mr. Thaw holds a B.B.A. degree in banking and finance from Hofstra University and a J.D. degree from the Hofstra University School of Law.

Executive Officers

In addition to Mr. Straub, who serves as our Interim Chief Executive Officer, the following individuals currently serve as our executive officers. All executive officers are appointed at the annual meeting or interim meetings of the Board of Directors. Each executive officer is appointed by the Board of Directors to hold office until his or her successor is duly appointed and qualified.

Name	Age	Office or Position Held

Chris S. Fedde	56	President and Chief Operating Officer
John Frederick	43	Senior Vice President and Chief Financial Officer
Prakash Panjwani	37	Senior Vice President and General Manager, Commercial Security Division
James B. Summers	49	Senior Vice President and General Manager, Government Solutions Division
Phil Saunders.	41	Senior Vice President of Worldwide Sales and Customer Services
Kevin Hicks.	35	General Counsel and Secretary

Other than Mr. Fedde, none of the executive officers has been employed by SafeNet or its subsidiaries in responsible management positions for the whole of the past five years. Certain biographical information regarding the executive officers, except for Mr. Straub (see above), is set forth below:

Chris S. Fedde was named President and Chief Operating Officer in October 2006. Mr. Fedde joined SafeNet in February 2001 as the Director of Corporate Product Management and Business Development. Since Mr. Fedde joined SafeNet, he has been a key contributor to building the Company’s security presence in the Federal Government and the financial community. Prior to coming to SafeNet, Mr. Fedde was Director of Secure Products at Harris Corporation, where he started the security business and led its growth into a business unit. Mr. Fedde was responsible for the general management of the custom ASIC security business and turnkey secure systems and managed the business development and engineering departments. The business was particularly successful with customers requiring very high levels of security, including the U.S. Government. Before his employment at Harris, Mr. Fedde was the Engineering Manager at Motorola, developing wireless two-way products for the global markets. He holds several patents related to wireless technologies. Mr. Fedde received a BSEE degree from the University of Iowa.

John W. Frederick was promoted to Chief Financial Officer in January 2007 from his previous position as Senior Vice President and Chief Accounting Officer. In his current role, Mr. Frederick is responsible for all accounting, finance and treasury functions. He joined SafeNet in June 2006 as Vice President and Worldwide Controller. Prior to joining the Company he served as Vice President and Corporate Controller for Arby’s Restaurant Group, Inc., where he was responsible for accounting and financial reporting. Prior to his service with Arby’s, from 2003 through 2004 Mr. Frederick served as Executive Vice President and Chief Administrative Officer for Brown Jordan International, Inc and Chief Financial Officer of Legrand North America. Mr. Frederick served as Senior Vice President Finance and Corporate Controller for Sunbeam Corporation, between 1998 and 2003, where his responsibilities included accounting and control environment remediation, SEC and lender financial reporting, internal audit and technical accounting. His previous experience includes positions at Time Warner Six Flags, The Black & Decker Corporation and Coopers & Lybrand. Mr. Frederick is a Certified Public

Accountant and graduated with honors from the University of Maryland in 1985 with a Bachelor of Arts degree in Economics. In addition, he has pursued postgraduate studies in manufacturing operations, productivity measurements and project management at the University of California.

Prakash Panjwani has served as Senior Vice President and General Manager of the Commercial Security Division since January 2007. In this role, Mr. Panjwani oversees product management, product marketing, engineering, quality assurance and information services. Mr. Panjwani joined SafeNet as Vice President in Worldwide Embedded Sales in September 2002, responsible for SafeNet’s sales to leading OEM companies around the globe. Prior to joining SafeNet, Mr. Panjwani spent over four years at Certicom Corporation in various management positions, including Senior Vice President of Worldwide Sales and Business Development. Previously, he also served at Motorola Inc. and Telcordia (formerly Bellcore). Mr. Panjwani holds a Master’s degree from Carnegie Mellon University in Information Networking and a Bachelor’s degree in Electrical Engineering from Columbia University.

Phil Saunders has served as Senior Vice President of Worldwide Sales since July 2006, and is responsible for delivering the Company’s overall revenue and senior sales leadership across all business lines globally. Mr. Saunders originally joined SafeNet in 1996 as Vice President of Marketing and Business Development where he was responsible for developing strategic relationships with leading companies to drive valuation, revenues and long-term viability. From 2000 to 2002, Mr. Saunders left SafeNet and served as Senior Vice President of Business Development at OpenReach (now known as Corente), a security services and application provider. In 2002, Mr. Saunders returned to SafeNet and since that time has held positions in Sales and Marketing, including Vice President, Worldwide Enterprise Sales, Vice President of Americas Sales, and Vice President and General Manager of the Borderless Security Business Unit. Before joining SafeNet, Mr. Saunders was Director of Sales at Nuera Communications for a newly formed business unit focused on global service providers. Mr. Saunders has received numerous leadership awards for his outstanding achievements including awards from the American Marketing Association (AMA) and has an M.B.A. from Seton Hall University’s W. Paul Stillman School of Business.

James B. Summers has served as Senior Vice President and General Manager Government Solutions Division since January 2007. He joined SafeNet in April 2004 as Vice President of Programs for SafeNet’s Mykotronx subsidiary. In October of that same year he was named VP of SafeNet’s Type 1 (Government Classified) Business Unit as well as President of Mykotronx. Since joining SafeNet Mr. Summers has served a key role in successfully advancing a number of strategic Type 1 product and program initiatives. Under his leadership the Type 1 business unit has grown into the Government Solutions Division. Prior to joining SafeNet Mr. Summers served from July of 2001 to April of 2004 as the Director of Engineering for General Dynamics’ Information Security Systems and Products Division (ISSPD) where he was responsible for all aspects of engineering management and security architecture planning/implementation for the division’s Information Assurance products and programs. As the engineering director his responsibilities ran the gamut from the division’s tactical to its strategic engineering needs for a team of over 700 engineers and engineering managers. Prior to General Dynamics Mr. Summers worked from July 1984 to July 2001 at Motorola, Inc. His many accomplishments there include several years as the Payload Software Segment Manager for Motorola’s “Iridium” satellite communications system. Iridium was the first-of-a-kind satellite based global telecommunications system that is still in operation today. Mr. Summers received his BSEE and MBA degrees, both from Arizona State University.

Kevin Hicks joined SafeNet in February 2003, and has served as General Counsel and Secretary since April 2005, holding general responsibilities for the legal function at the Company. From 2000 to 2003, he served as Senior Counsel for CB Technologies, Inc., a private software company, and prior to that, Mr. Hicks was an associate in the corporate department of Drinker Biddle & Reath LLP. Mr. Hicks holds a J.D. from Harvard Law School, has an M. Phil in Politics from Oxford University, and a Bachelor’s degree in Political Science from Messiah College.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

The Board has determined that, except for Walter Straub and Shelley Harrison, each of the directors is independent, as defined by The Nasdaq National Market listing standards (the “Nasdaq Rules”). Mr. Straub is currently our Chairman and interim Chief Executive Officer. Mr. Harrison has served as a part-time employee of the Company since May 1, 2003 providing services as advisor to the CEO on corporate development and mergers and acquisitions. Generally, the Nasdaq Rules would prohibit a director from qualifying as “independent” if the director (or, in certain instances, members of the director’s family) has, or in the past three years has had, certain relationships or affiliations with the Company or any of its consolidated subsidiaries, its outside auditors, or other companies that conduct business with the Company or any of its consolidated subsidiaries.

Board and Committee Meetings; Attendance at 2006 Annual Meeting

During 2006, the Board held seven regular meetings and 11 special meetings and took action by unanimous written consent one time. In addition, during 2006, each director attended at least 75% of the meetings of the Board and committees on which he or she served that he or she was eligible to attend.

Communications with the Board

In order to provide the Company’s stockholders with a direct and open line of communication to the Board of Directors, the Board of Directors has adopted the following procedures for communications to directors. Stockholders of the Company and other interested persons may communicate with the Chairman of the Nominating Committee, Audit Committee or Compensation Committee or with the non-management directors of the Company as a group by sending an email to investorinfo@safenet-inc.com. The email should specify which of the foregoing is the intended recipient.

All communications received in accordance with these procedures will be reviewed initially by the Company’s Investor Relations Department. The Investor Relations Department will relay any such communication to the appropriate director or directors unless the Investor Relations Department determines that the communication:

•	does not relate to the business or affairs of the Company or the functioning or constitution of the Board of Directors or any of its committees;

•	relates to routine or insignificant matters that do not warrant the attention of the Board of Directors;

•	is an advertisement or other commercial solicitation or communication;

•	is frivolous or offensive; or

•	is otherwise not appropriate for delivery to directors.

The director or directors who receive any such communication will have discretion to determine whether the subject matter of the communication should be brought to the attention of the full Board of Directors or one or more of its committees and whether any response to the person sending the communication is appropriate. Any such response will be made through the Company’s Investor Relations Department and only in accordance with the Company’s policies and procedures and applicable law and regulations relating to the disclosure of information.

The Company’s Investor Relations Department will retain copies of all communications received pursuant to these procedures for a period of at least one year. The Board of Directors will review the effectiveness of these procedures from time to time and, if appropriate, recommend changes.

The Board of Directors has a policy of encouraging members of the Board of Directors to attend the annual meetings of the stockholders. All of the directors attended last year’s annual meeting.

Organization of the Board and its Committees

The Board has an Audit Committee, Compensation Committee and Nominating Committee. Each of the Audit and Compensation committees is composed entirely of directors the Board has determined to be independent under NASD and SEC rules. During 2006, Board committees also included a Special Committee and a Personnel Committee.

Audit Committee

The Audit Committee is composed of Andrew E. Clark, Thomas A. Brooks, Arthur L. Money and Ira A. Hunt, Jr. The Board of Directors has determined that Mr. Clark is an “audit committee financial expert,” as defined under Item 401 of Regulation S-K promulgated by the Securities and Exchange Commission. The Audit Committee is governed by a written charter approved by the Board of Directors, which is available on the Company’s website (www.safenet-inc.com). Each of the members of the Audit Committee is independent, as defined by the Nasdaq Rules and the rules promulgated by the Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002. The purpose of the Audit Committee is to oversee the financial reporting process, the internal audit function, the systems of internal accounting and financial controls, the performance of the Chief Financial Officer and the performance and independence of the Company’s independent registered public accounting firm, and to review and approve the plans for and results of the annual audit engagement. The Audit Committee recommends to the Board the appointment of a firm to serve as independent auditors, subject to ratification by the stockholders at the annual meeting. The Audit Committee held 15 meetings during 2006.

Compensation Committee

The Compensation Committee is composed of Bruce R. Thaw, Thomas A. Brooks and Arthur L. Money. Each of the members of the Compensation Committee is independent, as defined by the Nasdaq Rules. The Compensation Committee establishes the general compensation policies of the Company, establishes specific compensation for each executive officer of the Company and administers the Company’s stock plans. The Compensation Committee held six meetings in 2006.

Nominating Committee

The Nominating Committee is composed of Walter W. Straub, Andrew E. Clark and Bruce R. Thaw. The Nominating Committee assists the Board in identifying qualified individuals to become directors, makes recommendations to the Board of nominees for director, including nominees to fill a vacancy (including a vacancy created by an increase in the Board of Directors), makes recommendations to the Board regarding membership of Board committees, and assists the Board in monitoring and overseeing the overall corporate governance of the Company. The Nominating Committee is governed by a written charter approved by the Board of Directors, which is available on the Company’s website (www.safenet-inc.com). Each of the members of the Nominating Committee is independent, as defined by the Nasdaq Rules. The Nominating Committee held five meetings in 2006.

The Nominating Committee will consider as potential nominees persons recommended by stockholders. Recommendations should be submitted to the Nominating Committee in care of the Secretary of SafeNet, Inc., 4690 Millennium Drive, Belcamp, Maryland 21017. Each recommendation should include a personal biography of the suggested nominee, an indication of the background or experience that the stockholder believes qualifies the person for consideration, a statement that the person has agreed to serve if nominated and elected, and any other information required under the Company’s bylaws.

The Nominating Committee has used an informal process to identify potential candidates for nomination as directors. Candidates for nomination have been recommended by an executive officer or director, and considered by the Nominating Committee and the Board of Directors. The Nominating Committee has not adopted specific minimum qualifications that it believes must be met by a person it recommends for nomination as a director. In evaluating candidates for nomination, the Committee will consider the factors it believes to be appropriate, which include the candidate’s personal and professional integrity, business judgment, relevant experience and skills, and potential to be an effective director in conjunction with the rest of the Board of Directors in collectively serving the long-term interests of the Company’s stockholders. Although the Nominating Committee has the authority to retain a search firm to assist it in identifying director candidates, there has to date been no need to employ a search firm. The Nominating Committee does not evaluate potential nominees for director differently based on whether they are recommended to the Committee by a stockholder, an officer, a director or any other person.

Stockholders who themselves wish to nominate a person for election to the Board of Directors, as contrasted with recommending a potential nominee to the Nominating Committee for its consideration, are required to comply with any advance notice and other requirements set forth in the Company’s Bylaws.

Special Committee and Personnel Committee

On May 23, 2006, the Board created a Special Committee to investigate the Company’s stock option granting practices and to determine whether any claims should be brought against one or more of the current or former directors or officers of the Company, or against anyone else.

On September 12, 2006, the Board created a Personnel Committee to determine whether employment action, up to and including termination of employment, should be taken against the then-current Chief Executive Officer and then-current President of the Company. Each of the Special Committee and the Personnel Committee is composed of Andrew E. Clark, J. Carter Beese, Jr. and Walter W. Straub.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers and directors, and persons who own more than 10% of the outstanding shares of Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Based solely on a review of the copies of such reports furnished to the Company and written representations from the executive officers and directors, the Company is not aware of any late filings during 2006.

DIRECTOR COMPENSATION

The Company pays a meeting fee of $4,500 to each non-employee director for each board meeting attended, up to $18,000 annually. No fees are paid for telephonic board meetings. Members of the Audit Committee receive an additional $1,250 ($2,500 for the chairman) per quarter and members of the Compensation Committee receive an additional $875 ($1,125 for the chairman) per quarter. The Company reimburses all directors for travel and other reasonable business expenses incurred in the performance of their services for the Company.

2006 DIRECTOR COMPENSATION TABLE

	Fees Earned or
	Paid in Cash	Option Awards(1)	All Other	Total
Name	($)	($)	Compensation ($)	($)

Walter W. Straub	18,000	157,928	N/A	175,928
J. Carter Beese, Jr.	4,500	157,928	N/A	162,428
Thomas A. Brooks	26,500	157,928	N/A	184,428
Andrew E. Clark	30,500	157,928	N/A	188,428
Shelley A. Harrison	18,000	157,928	N/A	175,928
Ira A. Hunt	23,000	157,928	N/A	180,928
Arthur L. Money	26,500	157,928	N/A	184,428
Bruce R. Thaw	22,500	157,928	N/A	180,428

(1)	Directors’ aggregate outstanding options at December 31, 2006 are as follows: 293,331 shares for Mr. Straub; 20,000 shares for Mr. Beese; 69,400 shares for Mr. Brooks; 70,000 shares for Mr. Clark; 191,667 shares for Mr. Harrison; 100,000 shares for Mr. Hunt; 71,220 shares for Mr. Money; and 81,000 shares for Mr. Thaw. In December 2006, Messrs. Brooks, Hunt and Thaw, and in January 2007, Mr. Clark, each voluntarily agreed to reprice certain outstanding options in an amount equal to any perceived benefit from two previous grants made to directors for which the original exercise price was lower than the price on the revised measurement date, as determined during the Company’s restatement process. In December 2006, Mr. Harrison also voluntarily agreed to reprice his outstanding options from the two previous grants made to directors, as well as three previous grants he received under his employment agreement. The options with new measurement dates were repriced to the price on the revised measurement dates, unless the director had already exercised all or part of the relevant grants, in which case other outstanding grants were repriced in an equivalent amount.

After each annual meeting of stockholders, each non-full-time employee director of the Company who attended at least 75% of the aggregate number of meetings of the Board during the previous calendar year and who stood for election at the preceding annual meeting is granted a stock option exercisable for 20,000 shares of common stock. In March 2005, Mr. Brooks was granted a stock option exercisable for 10,000 shares of common stock following the expiration of a stock option for 10,000 shares that had expired without being exercised. The per share option price is the closing price on the grant date. The option has a ten-year term and is fully vested on the grant date.

Newly appointed directors receive an initial stock option grant for 20,000 shares of Common Stock. The per share option price is the closing price on the grant date. The option has a ten-year term and is fully vested on the grant date.

Option agreements granted to directors provide that all of such directors’ options shall become immediately exercisable upon a change of control, and that such options shall remain exercisable through their full term.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board of Directors (the “Committee”) is composed of independent directors of the Company, and reviews and approves the general compensation policies of the Company, specific compensation for each executive officer of the Company, the Company’s equity compensation plans and makes recommendations to the Board of Directors regarding these matters.

Objectives and Design of the Company’s Compensation Program

The Company’s policy, as administered through the Committee, is to provide compensation packages to the executive officers of the Company sufficient to attract and retain persons of exceptional quality and to provide effective incentives to motivate and reward such executives for achieving the technical, financial and strategic goals of the Company essential to the Company’s long-term success and to growth in stockholder value. The Committee intends to align the long-term interests of executive officers and shareholders through the use of variable compensation. Such compensation is dependent on factors tailored to the role of each executive, but includes earnings targets as described in the annual business plan, share price and specific strategic goals such as completion of product development, marketing, integration and distribution-related tasks.

The Company’s typical executive compensation package consists primarily of three components: (1) base salary; (2) incentive cash bonuses; and (3) stock options.

Base compensation for each executive officer is reviewed annually by the Committee and may be increased in accordance with the terms of the executive officer’s employment agreement and performance evaluation based on factors including (but not limited to) (i) individual performance, (ii) Company performance, (iii) current functions performed by the officer and (iv) current compensation levels in the peer group in which we compete for executive talent. The Committee uses its discretion to determine the weight given to each of the factors listed above and such weight may vary by individual.

At year-end the Compensation Committee evaluates individual and corporate performance against the target goals for the recently completed year, in conformance with our evaluation process, and then approves the employee bonus program incentive level for our Chief Executive Officer, and for each of the other officers after receiving the Chief Executive Officer’s recommendations.

Stock option grants to all employees, including executive officers, are made with consideration of grant guidelines approved by the full board, and with respect to annual grants (if any) to employees, are made on a single annual date set in advance by the board. Our 2001 Omnibus Stock Option Plan requires that all grants be made at fair market value on the date of the grant.

Elements of Compensation

The Committee determines the forms in which total direct compensation should be delivered, based on the objectives described above. Specifically the Committee places emphasis on the variable portions of compensation comprising bonus and stock options to increase alignment of executive incentives and shareholder value. Therefore, the Committee’s policy is to emphasize allocation of compensation to variable compensation.

Base Compensation

The Committee’s approach is to offer executive salaries highly competitive with those of other executives in the industry in which the Company operates. To that end, the Committee evaluates the competitiveness of its base salaries based upon information drawn from various sources, including published and proprietary survey data, consultants’ reports and the Company’s own experience recruiting and training executives and professionals. The Company’s base salary levels are intended to be consistent with competitive practice and level of responsibility, with salary increases reflecting competitive trends, the overall financial performance of the Company and the performance of the individual executive. Base compensation for each executive officer is reviewed annually by the Committee and may be increased in accordance with the terms of the executive officer’s employment agreement and performance evaluation based on factors including (but not limited to) (i) individual performance, (ii) Company performance, (iii) current functions performed by the officer, and (iv) current compensation levels in the peer group in which we compete for executive talent. The Committee uses its discretion to determine the weight given to each of the factors listed above and such weight may vary by individual.

We take direction from a policy approved by the full Board in 2005, which directs that the executive officers’ base compensation should be targeted at 90-100% of the median of the range of salaries for executives in similar positions and with similar responsibilities at our peer group of companies. The Committee establishes the salary for our Chief Executive Officer and, with the aid and recommendation of the Chief Executive Officer, for each of the other executive officers.

In 2006, we increased our executives’ base salaries after our annual salary review, relying on third party survey data, the Committee’s assessment of executive performance, and the recommendations of the Chief Executive Officer. In the case of the then-Chief Executive Officer, Anthony Caputo, his salary was increased by 10%, as required by the terms of his employment agreement. In the case of Chris Fedde, his salary was increased by 6.4%, in recognition of business unit performance and competitive considerations. No other executives received raises as part of our 2006 review. Our 2007 review is not yet complete, and so no annual raises have been implemented for 2007 as of the date of this filing.

Bonuses

In addition to base salary, and as may be specified in employment agreements, executives are eligible to receive annual bonuses, upon the achievement of certain goals set in advance, which typically relate to financial targets, as well as strategic matters such as product development, marketing, channel development, integration of acquisitions and intellectual property development. These goals are meant to incent executives to attain defined financial and strategic goals deemed by the Compensation Committee, in consultation with the board and with management, to be most important to the success of the Company. The amount of the bonus and any performance criteria vary with the position and role of the executive within the Company, intended to allow executives to maintain compensation competitive with their counterparts at peer group companies and recognize responsibility for strategic company goals, and performance in attaining those goals. In addition, for all executives, the Committee, with the assistance of the Company’s Chief Financial Officer, reviews the Company’s actual financial performance against its internally budgeted performance in determining year-end bonuses, if any. The Committee uses its discretion to determine the weight given to each of the identified goals. The Committee was unable to determine how likely 100% achievement of the specific corporate and individual metric levels for each executive was at the time the targets were set in early 2006, but believed the targets provided realistic, motivating incentives for achieving the performance desired by the Board of Directors. Target cash bonuses are set, in the case of most of the executive officers, by the terms of their employment agreements to allow executives to maintain compensation competitive with their counterparts at peer group companies and recognize responsibility for strategic company goals. For most executives, goals include attainment of financial results, including revenue, cost and margin targets, as described in the annual business plan. Goals for executives and management personnel also include product development, marketing, channel development, and intellectual property development. Disclosure of the specific financial target goals would result in competitive harm. The Committee believes that these goals are achievable, but not easily. In the past, these financial targets and other strategic goals have not always been met, and bonuses have not been paid as a result. The Committee retains the discretion to increase bonuses above target amounts in the event of significant achievement above the set goals, or to give a bonus of a smaller amount, or no bonus at all, in the event that goals are not met. No bonuses were paid to executive officers in 2006 for 2005 performance, as the Committee determined that Company goals were not sufficiently achieved. The Committee has authorized the payment of 100% of target bonuses to executive officers for 2006, as goals were found to have been achieved by each executive. However, such bonuses have not yet been paid. Executive officers of the Company do have the option of participating in a deferred compensation plan administered by the Company to delay recognition of any bonuses awarded as income.

At year-end the Compensation Committee evaluates individual and corporate performance against the target goals for the recently completed year, in conformance with our evaluation process, and then approves the employee bonus program incentive level for our Chief Executive Officer, and for each of the other officers after receiving the Chief Executive Officer’s recommendations.

Stock Option Grants

The Company, from time to time, grants stock options in order to provide certain executives with a competitive total compensation package and to reward them for their contribution to the long-term price performance of the Company’s Common Stock. Grants of stock options are designed to align the executive’s interest with that of the stockholders of the Company. In awarding option grants, the Committee will consider, among other things, the amount of stock and options presently held by the executive, the executive’s past performance and contributions, and the executive’s anticipated future contributions and responsibilities. Stock options are also provided to all new employees as well as occasional grants in recognition of superior performance. The overall objective of the stock option program is to cause employees to identify with the success of the Company and to incent superior performance. In 2006, options were granted to executive officers according to the option grant guidelines approved by the full board in 2006, and in the case of certain officers, additional options were granted according to the guidelines in connection with promotions and to ensure that total equity incentive remains competitive with the Company’s peer group and ensures incentive to remain with the Company and improve Company performance.

Grants to all employees, including executive officers, are made with consideration of an option granting policy and grant guidelines approved by the full board. This policy was instituted to ensure that options are granted on dates specified in advance, to ensure that there is no uncertainty as to when grants are made, and to ensure that there is no possibility of the use of hindsight in determining grant dates. The selection of grant guidelines is meant to provide equity incentive compensation to management that appropriately matches the impact of individual positions on the equity performance of the Company. In 2006, in accordance with the grant guidelines and the options policy, we granted 20,000 options (for service as a director) plus 50,000 options (in connection with appointment to interim Chief Executive Officer) to Mr. Straub, 50,000 options (in connection with promotion to President) plus 25,000 options (as an annual grant) to Mr. Fedde, 20,000 options (in connection with appointment as Worldwide Controller) plus 40,000 options (in connection with promotion to Chief Financial Officer) to Mr. Frederick, 25,000 options (as an adjustment to ensure adequate equity incentive compensation commensurate with position) plus 25,000 options (as an annual grant) to Mr. Panjwani, and 25,000 options (in connection with promotion to Senior Vice President, Worldwide Sales) plus 25,000 options (as an annual grant) to Mr. Saunders. With respect to annual grants (if any) to employees, these are directed by the policy to be made on August 15, starting in 2007. As amended in July 2005, our 2001 Omnibus Stock Option Plan requires that all grants be made at fair market value, on the date of the grant.

Deferred Compensation Plans

The Company offers employees in many management positions, including executive officers, the opportunity to defer compensation through a deferred compensation program administered by Pen-Cal in order to provide employees with a tax efficient way of delivering compensation in a manner that is competitive with our peers. None of the current executive officers participates in the plan.

Peer Group and Compensation Targets

Mercer identifies an appropriate peer group annually for compensation comparison purposes. In 2006, Mercer used the following companies as a peer group for SafeNet: Internet Security Systems, Inc., McAfee, Inc., Macrovision Corp., RSA Security, Inc., Secure Computing Corp., Sonicwall Inc., Verint Systems, Inc., Websense, Inc. and Watchguard Technologies, Inc. These companies share characteristics of the Company, including size, stage of development, and type of technology products and services offered. Mercer and the Committee believe that that these peer group companies provide appropriate information regarding the competitive market for executive talent of which the Company is presently part.

Role of Named Executive Officers in Compensation Decisions

At year-end the Compensation Committee evaluates individual and corporate performance against the target goals for the recently completed year, in conformance with our evaluation process, and then approves the employee bonus program incentive level for our Chief Executive Officer, and for each of the other officers after receiving the Chief Executive Officer’s recommendations. In similar fashion, annual stock option grants are evaluated in connection with grant guidelines and salary increases are evaluated in connection with survey salary data and employment agreement obligations, and with respect to the Chief Executive Officer, the Compensation Committee sets these components of compensation to reflect their evaluation of the Chief Executive Officer’s performance, incentives, and peer group compensation, and also sets these components of compensation for other executive officers with the assistance and recommendation of the Chief Executive Officer.

Compensation Elements and Rationale for Pay Mix Decisions

The Committee determines the forms in which total direct compensation should be delivered, based on the objectives described above. The Committee provides a mix of fixed compensation and variable compensation that is intended to provide sufficient fixed compensation to retain our executive officers while emphasizing the variable portions of compensation comprising bonus and stock options to increase alignment of executive incentives and Company performance. In addition, the Committee provides a mix of cash and stock-based compensation to ensure that the executive officers’ compensation is aligned to shareholder value.

Tax Implications of Executive Compensation

Within our performance-based compensation program, we try to compensate employees in a manner that is tax effective for the Company and for the employees. To the extent allowable under applicable law and our plans, we grant ISO options eligible for favorable tax treatment. Section 162(m) of the Internal Revenue Code restricts the ability of publicly held companies to take a federal income tax deduction for compensation paid to certain of their executive officers to the extent that compensation exceeds $1.0 million per covered officer in any fiscal year. However, this limitation does not apply to compensation that is performance-based, and our use of equity-based compensation is intended, in part, to give the Company and the executives the benefits of this rule.

Employee Stock Purchase Plan

The Company’s Employee Stock Purchase Plan allows all employees including executives to purchase shares of the Company at a discount of 15% (calculated at the lower of the market value of the Company’s shares at the beginning and end of the offer period) twice per year, in an amount up to 10% of such employee’s salary during the period.

Health and Welfare Benefits

In addition to health insurance generally available to Company employees, certain executive officers including Messrs. Straub, Fedde, Frederick, Panjwani, Saunders and Summers also participate in a program named Exec-U-Care that reimburses such officers for out-of-pocket medical expenses not covered by the Company’s primary health insurance provider.

Employment, Severance and Change in Control Agreements

Employment agreements have been provided to certain executives that define the employment relationship and provide severance and change in control benefits to mitigate the risks of potential rapid changes in an executive’s job such as those brought about by mergers and acquisitions, and to increase the probability that such employees will remain with the Company through periods of change and uncertainty. In October 2006, employment agreements were executed with Messrs. Straub, Fedde, Frederick, Panjwani and Saunders after the departure of the Company’s then-CEO and CFO in connection with the Company’s investigation of past stock option granting practices. In light of the management changes and the commencement of a process of determining whether then Company would be sold in an auction process, the Committee believed it was highly important to ensure that the remaining management team was sufficiently incented to remain with the Company, to prevent any further loss of management leadership at the Company. The benefits provided under the agreement were deemed advisable by the Committee, at the level provided, to provide sufficient comfort that the Company’s retention goals would be attained.

Indemnification Agreements

The Company is party to indemnification agreements with its directors and certain of its officers that provide for indemnification to the extent allowed under applicable law, and for the advancement of expenses.

Stock Ownership Guidelines

Company policy requires that directors and officers sell no more than 50% of the total shareholdings and vested options held during each annual period between annual meetings of the Company.

Compensation of Named Executive Officers

The Company employed two Chief Executive Officers and three Chief Financial Officers during 2006. In each case, and in the case of Mr. Fedde, salary and bonus were governed by employment agreements, described below, which were the product of negotiation between the Company and each executive. As described above, the bonus component of the contracts is evaluated according to goals and metrics set for each executive. In 2005, the Committee determined that these goals and metrics were not met, and did not pay bonuses to executive officers in 2006.

In certain cases, option grants were also made as part of the initial contract. Messrs. Panjwani and Saunders negotiated employment contracts in October 2006, which did not change the prior rates of salary or bonus compensation, but did provide severance and change in control benefits to those executives, as described above. Option grants to continuing officers were made according to board-approved guidelines in November 2006.

SUMMARY COMPENSATION TABLE

The following table sets forth 2006 compensation information for (a) each individual who served as our principal executive officer during 2006, (b) each individual who served as our principal financial officer during 2006, (c) each of our two other executive officers who were serving as executive officers at December 31, 2006 and (d) one former executive officer who would have been among our three most highly compensated executive officers (other than the principal executive officer and the principal financial officer) at the end of 2006 but for the fact that this individual was not serving as an executive officer at year-end (collectively, our “named executive officers”).

				Option		All Other
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Awards ($)(2)		Compensation ($)	Total ($)

Walter W. Straub, CEO	2006	93,462	N/A	646,428	(3)	36,958(4)	776,848
Anthony A. Caputo, CEO	2006	472,500	N/A	0		88,756(5)	561,256
John Frederick, CFO	2006	120,365	90,000	35,361		15,301(6)	261,027

				Option	All Other
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Awards ($)(2)	Compensation ($)		Total ($)

Carole D. Argo, CFO	2006	330,000	N/A	625,979	56,229(7)		1,012,208
Ken Mueller, CFO	2006	81,442	N/A	1,263,189	347,732(8)		1,692,363
Chris Fedde, President and Chief Operating Officer	2006	250,000	N/A	303,750	5,125	(9)	558,874
Phil Saunders, Senior Vice President of Worldwide Sales	2006	221,615	25,000	213,029	149,172	(10)	608,816
Prakash Panjwani, Senior Vice President of Operations and General Manager Commercial Security Division	2006	219,231	25,000	172,685	5,093(11)		422,009

(1)	Bonuses paid, in the case of Mr. Frederick, in connection with his joining the Company, and in the cases of Mr. Panjwani and Mr. Saunders, at the discretion of then-CEO Mr. Caputo. Messrs. Panjwani and Saunders were not executive officers at the time of the bonus payment.

(2)	The assumptions made when calculating the amounts in this column are found in footnote 15 to the Consolidated Financial Statements of SafeNet, Inc. and its subsidiaries, as filed with the SEC on Form 10-Q for the first quarter of 2006. Such assumptions identified as applicable to the first quarter of 2006 were used to calculate the value of option awards for the full year 2006.

(3)	Includes $157,928 relating to options granted to Mr. Straub as a director prior to his appointment as interim CEO.

(4)	Includes $18,000 in director meeting fees earned prior to his appointment as interim CEO, a residential allowance and use of a Company car. Car use is calculated according to IRS regulations (see Reg. Sec. 1.61-21(d)), plus any direct Company costs such as insurance.

(5)	Includes payments under a variable life insurance policy and LTD/STD insurance policy, value of the use of a Company car, and six weeks vacation pay of $57,115.

(6)	Includes residential allowance, use of a Company car, company contribution to the officer’s 401(k) retirement account, and annual Company paid premium on LTD/STD insurance.

(7)	Includes use of a Company car, annual Company paid premium on LTD/STD insurance, and vacation pay of $38,077.

(8)	Includes severance payment of $302,500, paid time off of $37,666, use of a Company car, company contribution to the officer’s 401(k) retirement account, and annual Company paid premium on LTD/STD insurance.

(9)	Annual Company paid premium on LTD/STD insurance.

(10)	Includes sales-based commission payments of $132,882, use of a Company car, company contribution to the officer’s 401(k) retirement account, and annual Company paid premium on LTD/STD insurance.

(11)	Includes annual Company paid premium on LTD/STD insurance and Company contribution to the officer’s 401(k) retirement account.

Compensation including salary and target bonus for each of the named executive officers is governed by employment agreements, as further described below, and subject to evaluation and certain discretion of the Compensation Committee, as described in the Compensation Discussion & Analysis.

Employment Agreements with Current Executive Officers

Employment Agreement with Walter Straub

In connection with his appointment as interim Chief Executive Officer in October 2006, Mr. Straub entered into an employment agreement with the Company, under which he will be entitled to annual base compensation of $450,000. In addition, Mr. Straub will be eligible to earn a bonus of no less than 50% of the amount of his base compensation if the Company meets certain objectives specified by the Compensation Committee of the Board as well as such other incentive compensation as the Compensation Committee may determine. The agreement also granted to Mr. Straub an option to purchase 50,000 shares of the Company’s common stock, which option vested immediately.

Employment Agreement with Chris Fedde

Mr. Fedde executed a new employment agreement for a term of three years in connection with his appointment as President and Chief Operating Officer in October 2006, under which he will be entitled to annual base compensation of $250,000, subject to annual review. In addition, Mr. Fedde will be eligible to earn a bonus of no less than 80% of the amount of his base compensation if the Company meets certain sales and other objectives specified by the Chief Executive Officer as well as such other incentive compensation as the Compensation Committee of the Board may determine. For the first three calendar quarters of 2006, the Compensation Committee has agreed that Mr. Fedde shall be entitled to incentive compensation of not less than 75% of his earnings over such period.

Employment Agreement with John Frederick

Mr. Frederick executed an employment agreement for a term of three years in connection with his appointment as Senior Vice President and Chief Accounting Officer and interim Chief Financial Officer in October 2006, under which he will be entitled to annual base compensation of $265,000, subject to annual review. In addition, Mr. Frederick will be eligible to earn a bonus of no less than 50% of the amount of his base compensation if the Company meets certain sales and other objectives specified by the Chief Executive Officer as well as such other incentive compensation as the Compensation Committee of the Board may determine. The agreement also granted to Mr. Frederick an option to purchase 40,000 shares of the Company’s common stock, which option will vest over a period of four years. Mr. Frederick’s agreement was amended in February 2007 to change his title to Chief Financial Officer and to give him the option of taking a $1,200 per month car allowance in lieu of the use of a Company automobile.

Employment Agreement with Prakash Panjwani

Mr. Panjwani executed an employment agreement for a term of three years in October 2006, under which he will be entitled to annual base compensation of $225,000, subject to annual review. In addition, Mr. Panjwani will be eligible to earn a bonus of no less than 65% of the amount of his base compensation if the Company meets certain sales and other objectives specified by the Chief Executive Officer as well as such other incentive compensation as the Compensation Committee of the Board may determine. For the first three calendar quarters of 2006, the Compensation Committee has agreed that Mr. Panjwani shall be entitled to incentive compensation of not less than 75% of his earnings over such period.

Employment Agreement with Philip Saunders

Mr. Saunders executed an employment agreement for a term of three years in October 2006, under which he will be entitled to annual base compensation of $225,000, subject to annual review. In addition, Mr. Saunders will be eligible to earn annual incentive cash compensation of no less than $250,000, to be paid in quarterly installments tied to quarterly sales objectives specified by the Chief Executive Officer, as well as such other incentive compensation as the Compensation Committee of the Board may determine. For the first three calendar quarters of 2006, the Compensation Committee has agreed that Mr. Saunders shall be entitled to incentive compensation of not less than 75% of his earnings over such period.

Employment Agreements with Former Executive Officers

Employment Agreement with Anthony Caputo

In September 2004, the Company and Mr. Caputo entered into an amendment to his employment agreement, originally executed in December 2001. The amendment extended the term of the agreement until September 2007. Pursuant to the terms of the agreement as amended, Mr. Caputo was to receive an annual salary of $329,422 adjusted annually based on a review by the Compensation Committee and a cost of living increase of no less than 10% per year. Mr. Caputo was also entitled to incentive compensation targeted at no less than 100% of annual salary if the Company’s business objectives as set forth in the Company’s annual business plan are achieved. During the term of Mr. Caputo’s employment agreement the Company agreed to provide to Mr. Caputo the benefits of a fully funded $2 million dollar Variable Life Insurance Policy (the “Variable Life Insurance Policy”) under an endorsement form of split-dollar arrangement. Ownership of the policy would transfer to a family trust formed by Mr. Caputo at the termination of his employment by the Company without “cause” or by Mr. Caputo for “good reason” (as such terms are defined in the agreement) and could be purchased by the trust from the Company for amounts stated in the split-dollar arrangement for termination otherwise. Upon transfer of the Variable Life Insurance Policy, Mr. Caputo was entitled to receive an additional amount equal to any federal, state and local income and employment taxes (including any taxes, interest or penalties imposed with respect to such additional payment) payable by Mr. Caputo as a result of such transfer. Effective December 31, 2006, Mr. Caputo terminated his employment with the Company. See “Potential Payments Upon Termination or Change-in-Control — Former Executive Officers — Mr. Caputo” on page 26.

Employment Agreement with Carol Argo

In June 2004 the Company and Ms. Argo entered into an employment agreement for a term of five years. Pursuant to the terms of the agreement, Ms. Argo received an annual salary of $275,000 adjusted annually based on a review by the Compensation Committee and a cost of living increase of no less than 10% per year. Ms. Argo was also entitled to incentive compensation targeted at no less than 100% of annual salary if the Company’s business objectives as set forth in the Company’s annual business plan are achieved. Effective December 31, 2006, Ms. Argo terminated her employment with the Company. See “Potential Payments Upon Termination or Change-in-Control — Former Executive Officers — Ms. Argo” on page 27.

Employment Agreement with Ken Mueller

In June 2004 the Company and Mr. Mueller entered into an employment agreement for a term of five years. Pursuant to the terms of the agreement, Mr. Mueller received an annual salary of $275,000 adjusted annually based on a review by the Compensation Committee and a cost of living increase of no less than 10% per year. Mr. Mueller was also entitled to incentive compensation targeted at no less than 50% of annual salary if the Company’s business objectives as set forth in the Company’s annual business plan are achieved. Effective April 6, 2006, Mr. Mueller terminated his employment with the Company. See “Potential Payments Upon Termination or Change-in-Control — Former Executive Officers — Mr. Mueller” on page 27.

Option Awards to Current and Former Executive Officers

Option awards are approved by the Compensation Committee, in accordance with policies and guidelines then in effect. Options for directors (including Mr. Straub and Mr. Caputo as inside directors) vest immediately. All other grants to officers vest over four years. As part of the termination arrangement with Ken Mueller, his outstanding options vested, as described below.

Certain options determined by the Company to have been issued at a discount to Ms. Argo and to Messrs. Caputo and Mueller were repriced on December 30, 2006, with their agreement, as follows:

	Option Date	Number of Options	Old Price	New Price

Carole D. Argo	10/1/01	26,500	5.85	18.65
	2/27/03	30,000	16.47	23.90
	7/17/03	7,500	31.35	32.51
	5/19/04	25,000	21.70	30.55
	6/1/05	25,000	31.78	33.99
	9/29/05	50,000	29.70	33.59
Anthony Caputo	4/3/01	25,000	8.53	12.03
	10/1/01	50,000	5.85	18.65
	2/27/03	100,000	16.47	23.90
	5/19/04	100,000	21.70	30.55
	9/29/05	100,000	29.70	33.59
Ken Mueller	7/28/04	87,500	22.19	28.45
	9/29/05	50,000	29.70	33.59

Options determined by the Company to have been issued at a discount to Mr. Fedde were modified as to vesting and exercise provisions on December 30, 2006, with his agreement, as follows: Each of the April 3, 2001 Stock Option Grant, the February 11, 2002 Stock Option Grant, the February 27, 2003 Stock Option Grant, and the May 19, 2004 Stock Option Grant was amended to provide that each such Stock Option Grant, to the extent then outstanding, shall become fully vested as of July 30, 2007 and shall be exercised, if at all, during the period commencing on July 30, 2007 and ending on September 14, 2007 (the “2007 Exercise Period”). If all or part of the applicable Stock Option Grants have not been exercised by the end of the 2007 Exercise Period, each unexercised Stock Option Grant, or part thereof, shall automatically terminate as of the end of the 2007 Exercise Period for no consideration and shall be of no further force and effect. Each of the July 17, 2003 Stock Option Grant and the September 29 2005 Stock Option Grant was amended to provide that each such Stock Option Grant, to the extent then outstanding, shall become fully vested as of July 28, 2008 and shall be exercised, if at all, during the period commencing on July 28, 2008 and ending on September 12, 2008 (the “2008 Exercise Period”). If all or part of the applicable Stock Option Grants have not been exercised by the end of the 2008 Exercise Period, each unexercised Stock Option Grant, or part thereof, shall automatically terminate as of the end of the 2008 Exercise Period for no consideration and shall be of no further force and effect.

Such changes to options for former and current officers were made to mitigate the tax effects of the issuance of discounted options.

2006 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information on outstanding option and stock awards held by the named executive officers at December 31, 2006, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and the expiration date of each outstanding option.

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options (#)	Options (#)	Exercise	Expiration
Name	Exercisable	Unexercisable	Price ($)	Date

Walter W. Straub	24,684		16.05	09/08/07	(1)
CEO	7,184		14.71	09/24/08	(2)
	3,158		14.71	09/24/08	(2)
	6,113		14.71	09/24/08	(2)
	74		16.38	10/01/08	(3)
	29,056		16.38	09/02/09	(4)
	8,343		16.38	09/02/09	(4)
	22,738		42.70	09/08/10	(5)
	3,441		42.70	09/08/10	(5)
	26,180		8.83	09/26/11	(6)
	26,180		10.57	09/05/12	(7)
	26,180		23.21	09/02/13	(8)
	20,000		24.35	06/03/14	(9)
	20,000		34.30	08/01/15	(10)
	20,000		17.17	07/28/16	(11)
	50,000		21.26	11/01/16	(12)
Anthony A. Caputo	50,000		14.75	05/31/07	(13)
CEO	30,000		24.125	10/11/07	(14)
	25,000		12.03	12/31/07	(15)
	36,600		11.75	12/31/07	(16)
	11,600		18.65	12/31/07	(17)
	10,730		18.65	12/31/07	(17)
	27,670		18.65	12/31/07	(17)
	100,000		23.90	12/31/07	(18)
	98,942		30.55	12/31/07	(19)
	1,058		30.55	12/31/07	(19)
	86,532		33.59	12/31/07	(20)
	13,468		33.59	12/31/07	(20)
John Frederick		20,000	16.15	06/28/16	(21)
CFO		40,000	21.26	11/01/16	(22)
Carole D. Argo	11,500		14.75	05/31/07	(23)
CFO	13,000		24.125	10/11/07	(24)
	17,000		11.75	12/31/07	(25)
	4,215		18.65	12/31/07	(26)
	21,232		18.65	12/31/07	(26)
	1,053		18.65	12/31/07	(26)
	30,000		23.90	12/31/07	(27)
	7,500		32.51	12/31/07	(28)
	18,462		30.55	12/31/07	(29)
	6,538		30.55	12/31/07	(29)
	25,000		33.99	12/31/07	(30)
	46,633		33.59	12/31/07	(30)
	3,367		33.59	12/31/07	(30)
Ken Mueller	69,476		28.45	04/06/09	(31)
CFO	18,024		28.45	04/06/09	(31)
	50,000		33.59	04/06/09	(32)

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options (#)	Options (#)	Exercise	Expiration
Name	Exercisable	Unexercisable	Price ($)	Date

Chris Fedde	23,000		8.5312	09/14/07	(33)
President and	15,000		11.47	09/14/07	(34)
Chief Operating Officer	30,000		16.47	09/14/07	(35)
	22,500	7,500	31.35	09/12/08	(36)
	7,248	3,284	21.70	09/14/07	(37)
	5,252	9,216	21.70	09/14/07	(37)
	6,250	18,750	29.70	09/12/08	(38)
		50,000	21.26	11/01/16	(22)
		25,000	23.42	11/15/16	(39)
Phil Saunders	22,500		16.47	02/27/10	(27)
Senior Vice President of	3,284	3,284	21.70	05/19/14	(29)
Worldwide Sales and Customer Services	9,216	9,216	21.70	05/19/14	(29)
	3,375	10,125	29.70	09/29/15	(30)
		15,216	20.44	04/17/16	(40)
		9,784	20.44	04/17/16	(40)
		25,000	17.31	08/01/16	(41)
		25,000	23.42	11/15/16	(42)
Prakash Panjwani	12,000		13.75	10/08/09	(43)
Senior Vice President of	11,204	3,284	21.70	05/19/14	(29)
Operations and General Manager	1,296	9,216	21.70	05/19/14	(29)
Commercial Security Division	4,375	13,125	29.70	09/29/15	(38)
		25,000	23.42	11/15/16	(39)
		25,000	23.42	11/15/16	(39)

(1)	This option vested on September 9, 1997.

(2)	This option vested on September 28, 1998.

(3)	This option vested on October 1, 1998.

(4)	This option vested on September 2, 1999.

(5)	This option vested on September 8, 2000.

(6)	This option vested on September 26, 2001.

(7)	This option vested on September 5, 2002.

(8)	This option vested on September 2, 2003.

(9)	This option vested on June 3, 2004.

(10)	This option vested on August 1, 2005.

(11)	This option vested on July 28, 2006.

(12)	This option vested on November 1, 2006.

(13)	This option vested on May 31, 2000.

(14)	This option vested on October 11, 2000.

(15)	This option vested on April 3, 2001.

(16)	This option vested on May 16, 2001.

(17)	This option vested on October 1, 2001.

(18)	This option vested on February 27, 2003.

(19)	This option vested on May 19, 2004.

(20)	This option vested on September 29, 2005.

(21)	This option vests in four equal annual installments beginning June 28, 2007.

(22)	This option vests in four equal annual installments beginning November 1, 2007.

(23)	This option vested in four equal annual installments beginning May 31, 2001.

(24)	This option vested in four equal annual installments beginning October 11, 2001.

(25)	This option vested in four equal annual installments beginning May 16, 2002.

(26)	This option vested in four equal annual installments beginning October 1, 2002.

(27)	This option vests in four equal annual installments beginning February 27, 2004.

(28)	This option vests in four equal annual installments beginning July 17, 2004.

(29)	This option vests in four equal annual installments beginning May 19, 2005.

(30)	This option vests in four equal annual installments beginning September 29, 2006.

(31)	This option initially was to vest in four equal annual installments beginning July 28, 2005, and became fully vested on June 9, 2006 in connection with Mr. Mueller’s separation from the Company.

(32)	This option initially was to vest in four equal annual installments beginning September 29, 2006, and became fully vested on June 9, 2006 in connection with Mr. Mueller’s separation from the Company.

(33)	This option vests in four equal annual installments beginning April 3, 2002, subject to any unvested portion becoming vested on July 30, 2007.

(34)	This option vests in four equal annual installments beginning February 11, 2003, subject to any unvested portion becoming vested on July 30, 2007.

(35)	This option vests in four equal annual installments beginning February 27, 2004, subject to any unvested portion becoming vested on July 30, 2007.

(36)	This option vests in four equal annual installments beginning July 17, 2004, subject to any unvested portion becoming vested on July 28, 2008.

(37)	This option vests in four equal annual installments beginning May 19, 2005, subject to any unvested portion becoming vested on July 30, 2007.

(38)	This option vests in four equal annual installments beginning September 29, 2006, subject to any unvested portion becoming vested on July 28, 2008.

(39)	This option vests in four equal annual installments beginning November 15, 2007.

(40)	This option vests in four equal annual installments beginning April 17, 2007.

(41)	This option vests in four equal annual installments beginning August 1, 2007.

(42)	This option vests in four equal annual installments beginning November 15, 2007.

(43)	This option vested in four equal annual installments beginning October 8, 2003.

2006 OPTION EXERCISES VESTED TABLE

	Option Awards
	Number of Shares	Value Realized
Name	Acquired on Exercise (#)	on Exercise ($)

Walter W. Straub	17,100	45,315.00
Chief Executive Officer	7,583	62,332.26
Anthony A. Caputo	25,000	497,400.00
Chief Executive Officer	25,000	673,000.00
John Frederick	N/A	N/A
Chief Financial Officer
Carole D. Argo	N/A	N/A
Chief Financial Officer
Ken Mueller	N/A	N/A
Chief Financial Officer
Chris Fedde	N/A	N/A
President and Chief Operating Officer
Phil Saunders	N/A	N/A
Senior Vice President of Worldwide Sales
Prakash Panjwani	N/A	N/A
Senior Vice President of Operations and General Manager Commercial Security Division

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Each of Messrs. Fedde, Frederick, Panjwani, Saunders and Straub are eligible to receive severance payments and other benefits in the event of certain terminations of employment or a change of control.

Current Executive Officers

Mr. Straub

If the Company terminates Mr. Straub’s employment without “cause” or Mr. Straub terminates for death, disability or other “good reason,” he will be entitled to salary and incentive compensation through the termination date as well as his salary through the remainder of the six-month employment period specified in the employment agreement. In addition, Mr. Straub would be entitled to exercise his options for three years subsequent to termination, or until the end of the term of the option, whichever is earlier. If such termination had occurred on December 29, 2006, Mr. Straub would have been paid $91,249.99 in respect of incentive compensation prorated through the termination date, plus $133,750 (calculated as $225,000 minus salary paid through the termination date).

Mr. Fedde

If the Company terminates Mr. Fedde’s employment without “cause” or Mr. Fedde terminates for death, disability or other “good reason,” he will be entitled to salary and incentive compensation through the termination date, any stock options held by Mr. Fedde will vest and become exercisable on the termination date and Mr. Fedde will be entitled to the lesser of $250,000 or the balance of his salary for the remainder of the employment period. In addition, Mr. Fedde would be entitled to exercise his options for three years subsequent to termination, or until the end of the term of the option, whichever is earlier. If such termination had occurred on December 29, 2006, and all exercisable options had been exercised on a cashless basis on the same day, Mr. Fedde would have received $968,580 in respect of options and $250,000 in additional cash from the Company. If such termination occurs within one year following a change of control, Mr. Fedde may receive, in lieu of the severance payments described above, his base salary then in effect multiplied by two and his incentive compensation for the fiscal year in which the termination occurs multiplied by two. In addition, if a change of control occurs, all of Mr. Fedde’s stock options will vest and become exercisable upon such change of control. If such termination had occurred on December 29, 2006, and all exercisable options had been exercised on a cashless basis on the same day, Mr. Fedde would have received $968,580 in respect of options and $900,000 in additional cash from the Company. If such change of control occurs within one year of the effective date of the employment agreement, Mr. Fedde will be entitled to an amount equal to his base salary for 2007. If such change of control had occurred on December 29, 2006, Mr. Fedde would have received $250,000 in additional cash from the Company. If Mr. Fedde is subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986 on any severance payments or payments made in connection with a change of control, the Company is obligated to pay him an additional amount to place him in the same after-tax position as he would have been in had the excise tax not applied. It is estimated that the amount of Mr. Fedde’s gross up payment for excise taxes imposed under Section 4999 of the Internal Revenue Code would be approximately $500,000.

Mr. Frederick

If Mr. Frederick terminates his employment other than for death, disability or other “good reason” he will be entitled to receive his salary and vacation through the termination date plus an amount equal to one-half of his annual base salary then in effect. If such termination had occurred on December 29, 2006, Mr. Frederick would have received $132,500 in additional cash from the Company. If the Company terminates Mr. Frederick’s employment without “cause” or Mr. Frederick terminates for “good reason,” he will be entitled to salary, vacation and incentive compensation through the termination date, any stock options held by Mr. Frederick will vest on the termination date and remain exercisable for as long as three years and Mr. Frederick will be entitled to an amount equal to his annual base salary as then in effect. In addition, Mr. Frederick would be entitled to exercise his options for three years subsequent to termination, or until the end of the term of the option, whichever is earlier. If such termination had occurred on December 29, 2006, and all exercisable options had been exercised on a cashless basis on the same day, Mr. Frederick would have received $263,000 in respect of options and $265,000 in additional cash from the Company. If such termination occurs within two years following a change of control, Mr. Frederick may receive, in lieu of the severance payments described above, his base salary then in effect multiplied by three and his target incentive compensation for the fiscal year in which the termination occurs multiplied by three. If such termination had occurred on December 29, 2006 Mr. Frederick would have received $1,192,500 in additional cash from the Company. In addition, if a change of control occurs, Mr. Frederick shall be offered the position of Chief Financial Officer of the Company or will be deemed to have “good reason” to terminate his employment, and if such change of control occurs within two years of the effective date of the employment agreement, Mr. Frederick will be entitled to a lump sum bonus of $150,000. If Mr. Frederick is subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986 on any severance payments or payments made in connection with a change of control, the Company is obligated to pay him an additional amount to place him in the same after-tax position as he would have been in had the excise tax not applied. It is estimated that the amount of Mr. Frederick’s gross up payment for excise taxes imposed under Section 4999 of the Internal Revenue Code would be approximately $591,000.

Mr. Panjwani

If the Company terminates Mr. Panjwani’s employment without “cause” or Mr. Panjwani terminates for death, disability or other “good reason,” he will be entitled to salary and incentive compensation through the termination date, any stock options held by Mr. Panjwani will vest and become exercisable on the termination date and Mr. Panjwani will be entitled to the lesser of $225,000 or the balance of his salary for the remainder of the employment period. In addition, Mr. Panjwani would be entitled to exercise his options for three years subsequent to termination, or until the end of the term of the option, whichever is earlier. If such termination had occurred on December 29, 2006, and all exercisable options had been exercised on a cashless basis on the same day, Mr. Panjwani would have received $159,480 in respect of options and $225,000 in additional cash from the Company. If such termination occurs within one year following a change of control, Mr. Panjwani may receive, in lieu of the severance payments described above, his base salary then in effect multiplied by two and his incentive compensation for the fiscal year in which the termination occurs multiplied by two. If such termination had occurred on December 29, 2006, Mr. Panjwani would have received $742,500 in additional cash from the Company. In addition, if a change of control occurs, all of Mr. Panjwani’s stock options will vest and become exercisable upon such change of control, and if such change of control occurs within one year of the effective date of the employment agreement, Mr. Panjwani will be entitled to an amount equal to his base salary for 2007. If such change had occurred on December 29, 2006, and all exercisable options had been exercised on a cashless basis on the same day, Mr. Panjwani would have received $159,480 in respect of options and $225,000 in additional cash from the Company. If Mr. Panjwani is subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986 on any severance payments or payments made in connection with a change of control, the Company is obligated to pay him an additional amount to place him in the same after-tax position as he would have been in had the excise tax not applied. It is estimated that the amount of Mr. Panjwani’s gross up payment for excise taxes imposed under Section 4999 of the Internal Revenue Code would be approximately $380,000.

Mr. Saunders

If the Company terminates Mr. Saunders’s employment without “cause” or Mr. Saunders terminates for death, disability or other “good reason,” he will be entitled to salary and incentive compensation through the termination date, any stock options held by Mr. Saunders will vest and become exercisable on the termination date and Mr. Saunders will be entitled to the lesser of $225,000 or the balance of his salary for the remainder of the employment period. In addition, Mr. Saunders would be entitled to exercise his options for three years subsequent to termination, or until the end of the term of the option, whichever is earlier. If such termination had occurred on December 29, 2006, and all exercisable options had been exercised on a cashless basis on the same day, Mr. Saunders would have received $490,325 in respect of options and $225,000 in additional cash from the Company. If such termination occurs within one year following a change of control, Mr. Saunders may receive, in lieu of the severance payments described above, his base salary then in effect multiplied by two and his incentive compensation for the fiscal year in which the termination occurs multiplied by two. If such termination had occurred on December 29, 2006, Mr. Saunders would have received $950,000 in additional cash from the Company. In addition, if a change of control occurs, all of Mr. Saunders’s stock options will vest and become exercisable upon such change of control, and if such change of control occurs within one year of the effective date of the employment agreement, Mr. Saunders will be entitled to an amount equal to his base salary for 2007. If such change of control had occurred on December 29, 2006, and all exercisable options had been exercised on a cashless basis on the same day, Mr. Saunders would have received $490,325 in respect of options and $225,000 in additional cash from the Company. If Mr. Saunders is subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986 on any severance payments or payments made in connection with a change of control, the Company is obligated to pay him an additional amount to place him in the same after-tax position as he would have been in had the excise tax not applied. It is estimated that the amount of Mr. Saunders’s gross up payment for excise taxes imposed under Section 4999 of the Internal Revenue Code would be approximately $432,000.

Post-Termination Obligations of Current Executive Officers

All termination and change of control obligations of the Company described above are, with respect to each executive officer, conditioned on fulfillment by such executive officer of obligations in such officer’s agreement requiring such officer to disclose and assign any inventions made during employment and for a period of six months thereafter to the Company, not to use or disclose Company confidential information, and not to solicit the Company’s vendors or customers or engage in any other digital encryption business for a period of six months after termination.

Former Executive Officers

Mr. Caputo

Under Mr. Caputo’s employment agreement, if the Company terminated Mr. Caputo’s employment without “cause” or if Mr. Caputo terminated for “good reason,” each as defined in the agreement, he would have been entitled to salary and target incentive compensation accrued through the termination date plus the lesser of (i) $600,000 or (ii) the balance of his compensation under the contract to the end of the agreement computed using the latest applicable salary rate. He would also have been entitled in that event to full funding of the Variable Life Insurance Policy. Additionally, if the Company terminated Mr. Caputo’s employment without cause or if he terminated for good reason, all stock options would have become exercisable and would remain exercisable for a three-year period.

In the event Mr. Caputo’s employment with the Company was terminated either by the Company without cause or by Mr. Caputo for good reason, within one year following the occurrence of a change in control, he would have been entitled to receive, in lieu of the severance payment otherwise payable, his annual salary multiplied by three, his then current target incentive compensation multiplied by three, the payment of all unpaid premiums which are required to fully fund the Variable Life Insurance Policy, and all of his stock options under Company plans would have been fully vested and exercisable and would remain exercisable for their full term. Also, if Mr. Caputo was subject to an excise tax under Section 4999 of the Code with respect to the payments or distributions in the nature of compensation made to him by the Company in connection with a change in control, he would have been entitled to receive an additional amount so as to place him in the same after-tax position he would have been in had the excise tax not applied. If Mr. Caputo voluntarily terminated his employment then Mr. Caputo would have been entitled to receive accrued vacation in accordance with Company records and six months severance pay.

Effective October 17, 2006 Mr. Caputo resigned as chief executive officer and as a director of the Company. Effective December 31, 2006, Mr. Caputo terminated his employment with the Company. The Company and Mr. Caputo remain in discussions regarding the obligations of the Company and Mr. Caputo relating to such termination.

Ms. Argo

If the Company terminated Ms. Argo’s employment without “cause” or if Ms. Argo terminated for “good reason,” each as defined in the employment agreement, she would have been entitled to salary and target incentive compensation accrued through the termination date plus the lesser of (i) $550,000 or (ii) the balance of her compensation under the contract to the end of the agreement computed using the latest applicable salary rate. Additionally, if the Company terminated Ms. Argo’s employment without cause or if she terminated for good reason, all stock options would become exercisable and would remain exercisable for a three-year period.

In the event Ms. Argo’s employment with the Company was terminated either by the Company without cause or by Ms. Argo for good reason, within one year following the occurrence of a change in control, she would have been entitled to receive, in lieu of the severance payment otherwise payable, her annual salary multiplied by three, her then current target incentive compensation multiplied by three, and all of her stock options under Company plans would have been fully vested and exercisable and would remain exercisable for their full term. Also, if Ms. Argo was subject to an excise tax under Section 4999 of the Code with respect to the payments or distributions in the nature of compensation made to her by the Company in connection with a change in control, she would have been entitled to receive an additional amount so as to place her in the same after-tax position she would have been in had the excise tax not applied. If Ms. Argo voluntarily terminated her employment then she would have been entitled to receive accrued vacation in accordance with Company records and six months severance pay.

Effective October 17, 2006, Ms. Argo resigned as president, chief operating officer and acting chief financial officer of the Company. Effective December 31, 2006, Ms. Argo terminated her employment with the Company. The Company and Ms. Argo remain in discussions regarding the obligations of the Company and Ms. Argo relating to such termination.

Mr. Mueller

Under the employment agreement, if the Company terminated Mr. Mueller’s employment without “cause” or if Mr. Mueller terminated for “good reason,” each as defined in the agreement, he would have been entitled to salary and target incentive compensation accrued through the termination date plus the lesser of (i) $275,000 or (ii) the balance of his compensation under the contract to the end of the agreement computed using the latest applicable salary rate. Additionally, if the Company terminated Mr. Mueller’s employment without cause or if he terminated for good reason, all stock options would become exercisable and would remain exercisable for a three-year period. If Mr. Mueller voluntarily terminated his employment then he would be entitled to receive accrued vacation in accordance with Company records and six months severance pay.

Effective April 6, 2006, Mr. Mueller terminated his employment with the Company. In connection with the termination, the Company obtained a general release from Mr. Mueller and agreed to pay Mr. Mueller a lump sum of approximately $170,000 and to accelerate vesting on 137,500 stock options held by Mr. Mueller, in addition to compensation of approximately $150,000 due Mr. Mueller pursuant to his employment agreement. However, the Company and Mr. Mueller have commenced and remain in discussions regarding the obligations of the Company and Mr. Mueller relating to such termination.

Mr. Lesem

Mr. Lesem’s employment offer letter provided for the payment of six months salary should the Company terminate his employment without cause. In addition, in April 2005, the Company and Mr. Lesem entered into a change in control agreement. This agreement provided that if there is a change in control of the Company and Mr. Lesem was terminated by the Company without “cause” or terminates his employment for “good reason” (as such terms are defined in the agreement) within one year after such change in control, then he would have been entitled to receive, in lieu of the severance payment otherwise payable, a lump sum payment equal to the sum of (i) twelve months of his then annual salary plus (ii) the greater of his then current target incentive compensation or the average of his incentive compensation for the three years prior to the year of his termination. Also, in the event of such termination, all of Mr. Lesem’s stock options under Company plans would have been fully vested and exercisable and would remain exercisable for their full term. If Mr. Lesem was subject to an excise tax under Section 4999 of the Code with respect to the payments or distributions in the nature of compensation made to him by the Company in connection with a change in control, he would have been entitled to receive an additional amount so as to place him in the same after-tax position he would have been in had the excise tax not applied.

Effective July 12, 2006, Mr. Lesem terminated his employment with the Company. In connection with the termination, the Company obtained a general release from Mr. Lesem and agreed to pay Mr. Lesem a lump sum of approximately $120,000, in addition to compensation due Mr. Lesem pursuant to his employment agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee for fiscal year 2006 was comprised of Bruce R. Thaw, Thomas A. Brooks and Arthur L. Money. No member of the Compensation Committee has ever been an employee or officer of the Company or any of its subsidiaries. None of the Company’s executive officers serves as a member of the compensation committee of any other entity that has one or more executive officers serving as a member of the Company’s Board of Directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Effective May 1, 2003, the Company hired Shelley A. Harrison, a member of its Board of Directors, as a part-time employee to provide services relating to the Company’s Embedded Security Division, corporate development and business combination strategy. In consideration for such services, Mr. Harrison was compensated at a rate of $189,000 per year and was granted options for 50,000 shares of Common Stock at an exercise price equal to the price of the Common Stock on May 1, 2003, which options were fully vested on such date. Mr. Harrison subsequently served as joint holder of the Office of President and Chief Operating Officer from December 2003 to June 2004. As further compensation for Mr. Harrison’s employment in those roles, Mr. Harrison was granted options for 50,000 shares of Common Stock at an exercise price equal to the price of the Common Stock on May 19, 2004, and for 25,000 shares of Common Stock at an exercise price equal to the price of the Common Stock on September 29, 2005, which options were fully vested on such dates, respectively. Effective January 1, 2006, the Company and Mr. Harrison entered into a new employment agreement, which describes Mr. Harrison’s role and compensation as Chief Corporate Development Officer. In this role, Mr. Harrison manages the Company’s mergers and acquisitions activities. Mr. Harrison is compensated at a rate of $250,000 per year, plus incentive compensation of up to 0.3% of prior twelve-month revenues of acquired companies, which may vary according to attainment of integration objectives. This incentive compensation is capped at $500,000 per year. On November 1, 2006, the agreement was amended to include a provision requiring that Mr. Harrison be paid a sum equal to his 2006 base salary in the event that the Company entered into a definitive agreement for the acquisition or merger of the Company during the six months after the date of the amendment. That agreement was further amended on March 4, 2007 to provide for a cash payment to Mr. Harrison equal to his base salary for 2007 within 10 days of the Company’s execution of a definitive agreement that would result in a change of control. Mr. Harrison’s amended employment agreement also provides that Mr. Harrison will receive three times his annual base salary if, within one year following a change of control, the Company terminates his employment without “cause” or he resigns for any reason.

During the fourth quarter of 2006, the Company engaged accounting consultants from the firm “Malone Group LLC” (“MGL”) in connection with the Company’s ongoing restatement project. The Company’s Chief Financial Officer has a personal relationship with MGL’s Managing Director and sole shareholder. The arrangement was approved by the chairman of the Company’s Audit Committee and the Chief Executive Officer. The MGL billings are reviewed and approved by the Chief Executive Officer. The contractual terms and conditions were negotiated by the Company’s General Counsel. The consultants are compensated at customary rates per hour plus reasonable out-of-pocket expenses. The consultants have significant work experience with restatement reviews and public reporting and previously worked for the Chief Financial Officer in other companies. Billings during 2006 aggregated $83,663.

The Company has no written policy relating to the review or approval of transactions with related persons. The Company’s practice is to present any such proposed transaction to the Board for consideration as to whether such transaction is in the best interests of the Company. The Company’s practice is to not enter into any such transaction without the prior approval of the Board. There were no such transactions in 2006 that occurred without implementation of such practice.

CERTAIN LITIGATION

Transaction-Related Litigation

Subsequent to the announcement of the Merger Agreement, on March 7, 2007, Globis Capital Partners, LP filed a complaint (the “Globis Complaint”) captioned Globis Capital Partners, LP v. Safenet, Inc. et al., Case No. 2772-N, in the Court of Chancery of the State of Delaware. The Globis Complaint purports to bring claims as a class action on behalf of shareholders of the Company, excluding the defendants and their affiliates, and names as defendants the Company, its directors, Vector Capital, Parent and the Offeror. The Globis Complaint alleges that the director defendants breached their fiduciary duties in connection with the Company’s entry into the Merger Agreement, and seeks relief including, among other things, preliminary and permanent injunctions prohibiting consummation of the Tender Offer and the Merger, granting rescissory damages if appropriate, and an accounting for damages and profits.

On March 14, 2007, the plaintiff in the Globis action filed an amended complaint adding allegations that the Statement contained material omissions and is misleading. Also on March 14, 2007, the plaintiff in the Globis action filed a motion for expedited proceedings. The Court granted the motion for expedited proceedings and entered a scheduling order on March 20, 2007. A hearing on Globis’s motion for a preliminary injunction is scheduled for April 2, 2007, at 9:00 a.m.

On March 8, 2007, Joseph Caterello filed a complaint (the “Caterello Complaint”) captioned Joseph Caterello v. Walter W. Straub et al., Case No. 12-C-07-708, in the Circuit Court for Harford County, Maryland. The Caterello Complaint alleges that the plaintiff has brought the action as a class action on behalf of all owners of Shares, and names as defendants the directors of the Company. The Caterello Complaint alleges that the director defendants, among other things, breached their fiduciary duties in connection with the Company’s entry into the Merger Agreement, and seeks relief including, among other things, enjoining the commencement of the Tender Offer and rescission. On March 8, Plaintiff Caterello moved for a temporary restraining order enjoining the defendants from proceeding with the Tender Offer. Plaintiffs’ counsel appeared before the Court and have informed defendants’ counsel that the motion was denied.

On March 12, 2007, the plaintiff in the Caterello action amended his complaint to add additional defendants, including the Company, and to assert derivative causes of action relating to certain stock options granted by the Company in the period from 2000 through 2005. Also on March 12, 2007, the plaintiff in the Caterello action again applied for a temporary restraining order and moved for expedited discovery. On March 13, 2007, the court denied the Caterello plaintiff’s second application for a temporary restraining order.

On March 9, 2007, Plymouth County Retirement System filed a complaint (the “Plymouth Complaint”) captioned Plymouth County Retirement System v. Safenet Incorporated et al., Case No. 2782-N, in the Court of Chancery of the State of Delaware. The Plymouth Complaint purports to bring claims as a class action on behalf of shareholders of the Company, excluding the defendants and their affiliates, and names as defendants the Company, its directors, Vector Capital Corporation, Parent and the Offeror. The Plymouth Complaint alleges that the director defendants breached their fiduciary duties in connection with the Company’s entry into the Merger Agreement, that Vector Capital Corporation aided and abetted the breaches of fiduciary duties, and seeks relief including, among other things, enjoining the Tender Offer and Merger and, if consummated, rescinding the Tender Offer and Merger. On March 23, 2007, counsel for Plymouth County Retirement System filed a notice with the Court of Chancery indicating that its case was being dismissed without prejudice, subject to approval of the Court, which is pending.

On March 9. 2007, Charles Miller filed a complaint (the “Miller Complaint”) captioned Charles Miller v. SafeNet, Inc. et al., Case No. 12-C-07-731, in the Circuit Court for Harford County, Maryland. The Miller Complaint alleges that the plaintiff has brought the action as a class action on behalf of all owners of shares, and names as defendants the Company and the directors of the Company. The Miller Complaint alleges that the director defendants, among other things, breached their fiduciary duties in connection with the Company’s entry into the Merger Agreement, and seeks relief including, among other things, enjoining the commencement of the Tender Offer and rescission.

The Company believes that each of these lawsuits is without merit and intends to defend these actions vigorously.

Investigations by the SEC and the United States Attorney’s Office for the Southern District of New York; Pending Putative Securities Class Actions and Other Litigation

On May 18, 2006, the Company announced that it had received a subpoena from the office of the United States Attorney for the Southern District of New York relating to the Company’s granting of stock options. The Company also announced that it has received an informal inquiry from the Securities and Exchange Commission requesting information relating to stock option grants to directors and officers of the Company, as well as information relating to certain accounting policies and practices. The Company is actively engaged in responding to these requests and is cooperating with both offices.

On and after May 31, 2006, individuals claiming to be shareholders of the Company filed multiple derivative complaints in the Circuit Court for Harford County, Maryland, against the then current and former officers and directors of the Company, as well as the Company as a nominal defendant. The complaints allege state law claims for breach of fiduciary duty and unjust enrichment arising from alleged backdating of stock option grants. On and after June 6, 2006, individuals claiming to be shareholders of the Company filed multiple derivative complaints in the United States District Court for the District of Maryland, purportedly on behalf of the Company, against the then current directors and certain current and former officers of the Company, as well as the Company as a nominal defendant. The complaints allege, among other things, claims for breach of fiduciary duties and unjust enrichment and claims under Section 304 of the Sarbanes-Oxley Act of 2002 arising from alleged backdating of stock option grants and alleged dissemination of misleading and inaccurate information through public statements, including filings with the Securities and Exchange Commission. On August 11, 2006, an individual claiming to be a shareholder of the Company filed a derivative complaint in the United States District Court for the Southern District of New York, purported on behalf of the Company against the then current and former directors and officers of the Company, and the Company as a nominal defendant. The complaint alleges substantially the same claims as those alleged in the Maryland federal court complaints. The Board of Directors has directed a Special Committee of the Board to investigate these allegations. This Special Committee has retained independent counsel and advisers to assist in its investigation. The Special Committee has substantially completed its investigation. In an effort to resolve the claims asserted in the Maryland state and federal actions and the New York federal action, discussions are ongoing with counsel for the plaintiffs and with counsel for certain of the defendants.